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Exhibit 2(k)(iii)

DISTRIBUTION ASSISTANCE AGREEMENT

        This Distribution Assistance Agreement, dated as of                                    , 2006, is entered into by and between Alpine Total Dynamic Dividend Fund (the "Fund"), and ALPS Distributors, Inc., a corporation organized under the laws of the state of Colorado ("ALPS").

        In consideration for ALPS' provision of distribution assistance services to the Fund in connection with the offering of common shares of the Fund pursuant to the Fund's prospectus dated                                     , 2006 (the "Offering"), which services include assistance with coordinating the road show and designing and coordinating the printing of marketing materials, the Fund hereby agrees to pay ALPS up to 0.10% of the amount of the Offering, provided that, the Fund has not otherwise paid expenses relating to the Offering (exclusive of sales load, but inclusive of the reimbursement of underwriter expenses) up to the reimbursement cap of $0.04 per common share of the Fund and, further provided that, in no case shall such amount paid by the Fund to ALPS exceed $2,500,000.00. Any such amount paid by the Fund to ALPS shall also include reimbursement to ALPS for its reasonable out-of-pocket expenses related to the road show.

        The Fund and ALPS acknowledge and agree that the compensation set forth above shall be the only compensation ALPS will receive from the Fund for its distribution assistance in connection with the Offering.

ALPINE TOTAL DYNAMIC DIVIDEND FUND
Name: Title:
ALPS DISTRIBUTORS, INC.
Name: Title:

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DISTRIBUTION ASSISTANCE AGREEMENT